FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of April 2005

The "Shell" Transport and Trading Company, Public Limited Company

Translation of registrant’s name into English

Shell Centre, London SE1

(Address of principal executive offices)

The following is the text of an announcement released to the London Stock Exchange by The "Shell" Transport and Trading Company, p.l.c. on 22nd April 2005.

The "Shell" Transport and Trading Company, p.l.c. has today, 22 April 2005, received a notification dated 20 April 2005 from Barclays PLC (“the Bank”) pursuant to Part VI of the Companies Act 1985 that the Bank has an interest in 337,828,386 Ordinary shares of 25p each in the Company being 3.52 per cent of the issued Ordinary share capital held as follows:

No. of Shares
Barclays Global Investors Japan Ltd	6,151,657
Barclays Private Bank and Trust Ltd	581,698
Gerrard Ltd	4,904,165
Barclays Capital Securities Ltd	500,000
Barclays Global Investors, N.A.	111,376,116
Barclays Life Assurance Co Ltd	13,518,029
Barclays Bank Trust Company Ltd	3,432,523
Barclays Global Fund Advisors	21,902,335
Barclays Global Investors Japan Trust & Banking	12,006,246
Barclays Global Investors Ltd	156,658,932
Barclays Private Bank Ltd	3,380,601
Barclays Global Investors Australia Ltd	3,364,056
Barclays Private Bank and Trust Ltd	52,028

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised

The "Shell" Transport and Trading Company, Public Limited Company (Registrant)
By Jyoti Munsiff (Company Secretary)
Date: 22 April 2005